April 15, 2015

VIA COURIER AND EDGAR

Re:	Talen Energy Corporation Talen Energy Holdings, Inc. Registration Statement on Form S-1 Submitted November 5, 2014 File Nos. 333-199888 and 333-199888-01

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ransom:

On behalf of Talen Energy Corporation and Talen Energy Holdings, Inc. (collectively, “Talen Energy”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement. The Registration Statement has been revised in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the SEC and to reflect certain other changes. We have also sent to your attention via courier courtesy copies of Amendment No. 3 marked to show changes from the Registration Statement.

In addition, we are providing the following responses to the Staff’s comment letter, dated April 9, 2015, regarding the Registration Statement. To assist your review, we have

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retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. Capitalized terms used and not otherwise defined in this letter have the meanings assigned to such terms in Amendment No. 3. The responses and information described below are based upon information provided to us by Talen Energy.

General

1.	We note that Article XI of your Amended and Restated Certificate of Incorporation, filed as Exhibit 3.1, includes an exclusive forum provision. Please include disclosure on page 208 and the risk factor section, regarding this exclusive forum provision and discuss the effect of such provision on investors.

Talen Energy has revised its disclosure on pages 55 and 212 to address the Staff’s comment.

Pro Forma Condensed Combined Balance Sheet, page 98

2.	We note the pro forma financial statements include the anticipated disposal of certain generating facilities for cash at carrying value as disclosed in Note 2, pro forma adjustment (c) on page 104. As a result, we are unable to reconcile the net pro forma cash and cash equivalents of $712 million. Please revise the cash and cash equivalent pro forma adjustments to depict cash on a gross basis rather than a net basis.

Talen Energy has revised Note 2, pro forma adjustment (c) on page 105 to show the gross increase in cash from the anticipated disposal of certain generating facilities. Additionally, management has added a Note 4 on page 107 presenting a table reconciling the cash and cash equivalents pro forma adjustments including an additional adjustment to reflect the distribution from Energy Supply to PPL from your comment 3 below.

Note 3. Items Excluded from the Unaudited Pro Forma Financial Information and Unusual Items, page 105

3.	Please tell us your consideration of including a pro forma adjustment for the planned distribution from Energy Supply to PPL. In this regard, we note the pro forma adjustment made to reflect the expected distribution by RJS Power in the amount of $55 million and that the terms of the agreements appear to provide for distributions, within certain limits, by both Energy Supply and RJS Power. Reference is made to SAB Topic 1:B.

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In consideration of the guidance in SAB Topic 1:B and that the Energy Supply distribution was declared and made in the first quarter of 2015, Talen Energy has revised Note 2, pro forma adjustment (i) on page 106 to include a $191 million distribution from Energy Supply to PPL.

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Please do not hesitate to call Andrew R. Keller at 212-455-3577 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission
Donna Di Silvio
Yolanda Guobadia
Jennifer López

Talen Energy Corporation
Talen Energy Holdings, Inc.
Paul A. Farr

PPL Corporation
Frederick C. Paine, Esq.

Vinson & Elkins LLP
E. Ramey Layne, Esq.